Exhibit 12.1

Retail Properties of America, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2012		Year Ended December 31,
			2011	2010	2009	2008	2007
	(dollar amounts in thousands)
Earnings
Loss from continuing operations	$(28,009)		$(76,009)	$(100,051)	$(99,215)	$(656,453)	$(6,619)
Equity in loss (income) of unconsolidated joint ventures, net	5,467		6,437	(2,025)	11,299	4,939	(96)
Gain on sale of investment properties	6,652		5,906	—	—	—	—
Adjustments added:
Fixed charges (see below)	148,446		236,548	260,603	225,618	208,570	196,607
Distributions on investments in unconsolidated joint ventures	4,301		2,218	5,721	4,176	5,168	5,070
Adjustments subtracted:
Interest capitalized	—		(197)	(286)	(1,194)	(7,485)	(4,438)

Total earnings (loss)	$136,857		$174,903	$163,962	$140,684	$(445,261)	$190,524

Fixed charges:
Interest expense	$142,333		$225,542	$249,480	$220,199	$197,222	$188,976
Co-venture obligation expense(1)	3,300		7,167	7,167	597	—	—
Interest capitalized	—		197	286	1,194	7,485	4,438
Estimate of interest within rental expense	2,813		3,642	3,670	3,628	3,863	3,193

Total fixed charges	$148,446		$236,548	$260,603	$225,618	$208,570	$196,607

Ratio of earnings to fixed charges	—	(2)	— (2)	— (2)	— (2)	— (2)	— (2)

(1)	Represents the preferred return and incentive and other compensation with respect to the IW JV 2009, LLC, or IW JV. Retail Properties of America, Inc. redeemed the full amount of the non-controlling interest on April 26, 2012.
(2)	The ratio was less than 1:1 for the nine months ended September 30, 2012 and the years ended December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007 as earnings were inadequate to cover fixed charges by deficiencies of approximately $11.6 million, $61.6 million, $96.6 million, $84.9 million, $653.8 million and $6.1 million, respectively.